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Ron Radu · 2nd

Co-Founder at Léon & George

San Francisco Bay Area · 500+ connections · **Contact info**

 Léon & George

Y   Y Combinator

About

Léon & George, the trendsetter of indoor house plants, is providing the best experience in buying quality greens paired with architectural designer pots.

Experience



Co-Founder

Léon & George

Dec 2016 – Present · 2 yrs 11 mos

San Francisco

(Y Combinator S17)





Senior Product Manager, Amex Mobile

American Express

Aug 2014 – Dec 2016 · 2 yrs 5 mos

Palo Alto, CA



Product Manager + Designer

Palomino Labs

Oct 2012 – Jul 2014 · 1 yr 10 mos

Redwood City, CA

(Acquired by American Express)



True Entrepreneur Corps Fellow

True Ventures

Jun 2011 – Aug 2011 · 3 mos

Education



Y Combinator

2017 – 2017

Boston College

 **Boston College**
BS, Information Systems, Marketing, Studio Art
2008 – 2012

 **King's College London**
Management
2011 – 2011

Study abroad

Skills & Endorsements

Start-ups · 16

 Endorsed by **Claudio Quintana and 1 other who is highly skilled at this**

Marketing · 12

Michael Williams and 11 connections have given endorsements for this skill

Entrepreneurship · 11

 Endorsed by **Claudio Quintana, who is highly skilled at this**

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Accomplishments

4 **Languages**
English · French · Romanian · Spanish

Interests

 **Palomino Labs**
18 followers

 **The Alumni Association of Boston...**
4,733 members

 **Boston College**
152,590 followers

 **Boston College Alumni Group**
28,941 members

 **BC Technology & Entrepreneursh...**
1,229 members

 **Y Combinator**
82,579 followers

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